Exhibit 23

Consent of Independent Registered Public Accounting Firm

The CDI Corporation 401(k) Savings Plan Committee:

We consent to the incorporation by reference in the registration statement (No. 333-65879) on Form S-8 of CDI Corp. of our report dated June 10, 2010 with respect to the statements of net assets available for plan benefits of the CDI Corporation 401(k) Savings Plan as of December 31, 2009 and 2008, the related statements of changes in net assets available for plan benefits for the years then ended and the related supplemental Schedule H, Line 4i – Schedule of Assets (held at end of year) as of December 31, 2009, which report appears in the December 31, 2009 annual report on Form 11-K of the CDI Corporation 401(k) Savings Plan.

/s/ KPMG, LLP

Philadelphia, Pennsylvania

June 10, 2010

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